US Fuel Corporation

277 White Horse Pike #200

Atco, NJ 08004

April 11, 2014

H. Roger Schwall

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	US Fuel Corporation
Registration Statement on Form 10-12G
Amendment No. 1
Filed April 3, 2014
File No. 000-31959

Dear Mr. Schwall,

The Company hereby applies for the withdrawal of its Registration Statement on Form 10 under Section 12(g) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), which was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 14, 2014 and then amended with Amendment 1 on April 3, 2014 (as amended, the "Form 10"). We filed the Amendment in response to comments we received from your offices regarding the Form 10 and submitted responses thereto (the "Response") on the same day we filed the Amendment. Neither the Form 10 nor the Amendment has become effective and no securities were sold in conjunction with this registration.

As per Section 12(g) of the Exchange Act, a Registration Statement on Form 10 becomes automatically effective 60 days after the filing date, notwithstanding an ongoing Commission review of such Registration Statement. The Form 10 is set to automatically go effective on April 14, 2014 (the "Automatic Effective Date"), although we have not received clearance from the Commission regarding the Response or the Form 10.

As of April 15, 2014, the financial information in the Form 10 must be updated to include the audited financial statements as of the year ended December 31, 2013 (the "Audit"); due to our limited cash resources, we are unable to complete the Audit by such time. Therefore, following April 15, 2014, the comment period would continue and we would have the additional burden of being subject to the Exchange Act's periodic reporting requirements. Furthermore, without the Audit, the Form 10 may be considered materially deficient. In light of the above, we believe it is in the Company and our shareholders' best interest to withdraw the Form 10 and file a new Registration Statement on Form 10 as soon as the Audit is completed, which we are working towards doing within the next few weeks.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Form 10 effective as of the date hereof or at the earliest practicable date hereafter.

Please contact Rachael Schmierer, Esq. at (917) 512-0828 if you have any questions regarding this request for withdrawal. Thank you.

Sincerely,

US Fuel Corporation

      /s/ Harry Bagot__________________

Harry Bagot

Chief Executive Officer